# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mersana Therapeutics, Inc., CIK 0001442836
CUSIP: 59045L205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 840 Memorial Drive, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0001773187
Persons authorized to receive notices and communications: Bain Capital Life Sciences Inv, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 131,776; sole dispositive power 0; shared dispositive power 131,776; aggregate amount beneficially owned 131,776 (2.6% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 16,049; sole dispositive power 0; shared dispositive power 16,049; aggregate amount beneficially owned 16,049 (0.3% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 198,720; sole dispositive power 0; shared dispositive power 198,720; aggregate amount beneficially owned 198,720 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Mersana Therapeutics, Inc.
Address of issuer's principal executive offices: 840 Memorial Drive, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 7 to Schedule 13D relates to the Common Stock of Mersana Therapeutics, Inc. (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on April 17, 2020, as amended by Amendment No. 1 filed on January 12, 2021, Amendment No. 2 filed on January 3, 2022, Amendment No. 3 filed on February 8, 2022, Amendment No. 4 filed on April 14, 2022, Amendment No. 5 filed on May 11, 2022 and Amendment No. 6 filed on November 15, 2024 (the "Initial Statement" and, as further amended by this Amendment No. 7, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

As disclosed by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2025, on November 12, 2025 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Day One Biopharmaceuticals, Inc. ("Parent"), and Emerald Merger Sub, Inc., a direct, wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will commence a tender offer (the "Offer") to acquire all of the issued and outstanding shares of the Issuer.

In connection with the entry into the Merger Agreement, the Reporting Persons entered into a Tender and Support Agreement (the "Support Agreement") with Parent and Merger Sub, dated as of November 12, 2025, pursuant to which the Reporting Persons agreed, among other things, to (i) to tender all of the shares of Common Stock held by the Reporting Persons in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to, if applicable, vote all of the Reporting Perons's shares of Common Stock in favor of the Merger, and (iii) to certain other restrictions on its ability to take actions with respect to the Company and its Common Stock.

The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, (i) BCLS II holds 131,776 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock, (ii) BCIPLS holds 16,049 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock, and (iii) BCLS II Investco holds 198,720 shares of Common Stock, representing approximately 4.0% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 346,545 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 4,990,692 shares of Common Stock outstanding as of August 8, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Support Agreement (incorporated by reference from Exhibit 2.2 of the Issuer's Current Report on Form 8-K dated November 13, 2025).

## Signatures
- Bain Capital Life Sciences Fund II, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (11/13/2025)
- BCIP Life Sciences Associates, LP: /s/ Andrew Hack, Andrew Hack, Authorized Signatory of Boylston Coinvestors, LLC (11/13/2025)
- BCLS II Investco, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (11/13/2025)